LIVECARE, INC.

1500 East Venice Ave, Unit #411

Venice FL 94292

March 1, 2023

VIA EDGAR UPLOAD

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	LiveCare, Inc. 1-A POS (Post-qualification amendment) Filed May 26, 2022 File No. 024-10975

To The Division:

On May 26, 2022, LiveCare, Inc., a Delaware corporation (the “Company”), filed a form 1-A POS (Post-qualification amendment) (together with the exhibits and amendments thereto, the “Post-Qualification Amendment”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Post-Qualification Amendment and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Post-Qualification Amendment has not been declared effective by the Commission.

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Post-Qualification Amendment is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company instead filed a new Form 1-A (File No.: 024-11914) on June 22, 2022 which was qualified on July 6, 2022.

It is our understanding that this application for withdrawal of the Post-Qualification Amendment will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this letter, please contact the Company’s legal counsel, John J. Brannelly at (801) 871-5225.

Sincerely,

/s/ Max Rockwell

CEO